Filed by MasTec, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject company: Infrastructure and Energy Alternatives, Inc.

Commission File No. 001-37796

Company: MasTec, Inc.

Conference Title: MasTec, Inc. (MTZ) Q2 2022 Earnings Call

Moderator: Marc Lewis

Date: Friday, 5th August 2022

Conference time: 09:00

Operator: Good morning, and welcome to MasTec’s Second Quarter 2022 Earnings Conference Call initially broadcast on Friday, August 5, 2022. Let me remind participants that today’s call is being recorded.

At this time, I’d like to turn the call over to our host, Marc Lewis, MasTec’s Vice President of Investor Relations. Marc?

J. Marc Lewis

Vice President-Investor Relations, MasTec, Inc.

Thanks, Christina, and good morning, everyone. Welcome to MasTec’s second quarter 2022 earnings call. The following statement is made pursuant to the Safe Harbor for forward-looking statements described in the Private Securities Litigation Reform Act of 1995. In today’s communications, we may make certain statements that are forward-looking such as statements regarding MasTec’s future results, plans, and anticipated trends in the industries where we operate. These forward-looking statements are the company’s expectations on the day of the initial broadcast of this conference call, and the company does not undertake to update these expectations based on subsequent events or knowledge.

Various risks, uncertainties, and assumptions are detailed in our press releases and filings with the SEC. Should one or more of these risks or uncertainties materialize or should any of our underlying assumptions prove incorrect, actual results may differ significantly from results expressed or implied in today’s call.

In today’s remarks by management, we will be discussing adjusted financial metrics reconciled in yesterday’s press release and supporting schedules. In addition, we may use certain non-GAAP financial measures in this conference call. A reconciliation of any non-GAAP financial measures not reconciled in these comments to the most comparable GAAP financial measure can be found in our earnings press release.

With us today, we have José Mas, our Chief Executive Officer; and George Pita, our EVP and Chief Financial Officer. The format of the call will be opening remarks by José, followed by a financial review from George. These discussions will be followed by a Q&A period and we expect the call to last about an hour.

We had another inline quarter and have a lot of important things to talk about today. So, I’m now going to turn the call over to José to get going. José?

José Ramón Mas

Chief Executive Officer & Director, MasTec, Inc.

Thanks, Marc. Good morning and welcome to the MasTec’s 2022 second quarter call. Today, I’ll be reviewing our second quarter results as well as providing my outlook for the markets we serve.

First, some second quarter highlights. Revenue for the quarter was $2.3 billion. Adjusted EBITDA was $179 million. Adjusted earnings per share was $0.73 and backlog at quarter end was $11 billion, a record level.

On our IEA acquisition call last week, we announced that we were experiencing higher levels of cost for the balance of the year with limited ability to mitigate or generally pass on increases to our customers, and talked about our challenges with getting pricing adjustments outside of the typical annual escalators. While second quarter guidance was in line, the quarter was negatively impacted by inflationary cost pressures. Increases in fuel prices and labor, coupled with material delays, have impacted margins in every MasTec segment.

In addition to the inflationary pressure, we’ve had some select execution issues that have also impacted earnings. To understand our future potential and our confidence in being able to see a significant improvement in 2023 and beyond, it’s important to understand the areas where we’ve underperformed. To be clear, I’m not trying to make excuses and I take full responsibility for the execution issues we’ve had, but to understand how earnings can quickly improve, we need to break down our business in more detail.

I’d like to start by focusing on our Clean Energy and Infrastructure segment. It’s a segment where we are making a significant investment with the addition of IEA, and it’s a segment that for the second quarter of 2022, we’re showing an EBITDA loss for the quarter. The segment has now underperformed for a number of quarters. So, it’s important to understand why we are confident in our ability to meaningfully improve the margin profile of this segment.

While some of the issues have been market-driven and outside of our direct control, like the solar circumvention investigation, which has negatively impacted our solar revenue expectations for 2022, others have been purely execution-driven.

Unfortunately, it’s been the same projects we’ve previously discussed that continue to get worse financially. As we get to the end of these projects which in some cases have required us to rework certain portions, we’re dealing with the same cost escalations we see across our business which further exacerbates the losses.

As we think about the Clean Energy and Infrastructure segment, we break it down into three divisions, renewables, civil and industrial. Our problem projects have been in our industrial business. Removing the industrial revenue and losses, our renewables and civil business is performing at a 5% EBITDA margin rate year-to-date and is expected to be 6% for the full year. We expect these levels to significantly improve as these margins have been negatively impacted by the solar investigation, overhead absorption, material delays and the cost pressures we’ve experienced. With cost pressures built into go-forward pricing and the expected growth of both the renewable and the civil market, we expect this margin profile to improve in 2023 and get back to previous levels of high-single-digit performance.

So, our focus and efforts have been in fixing and improving the industrial business. The first question, why are we in the business? I’d first like to define what we mean by industrial. Our focus on this industry is in power sustainable solutions where we think there is considerable overlap with other MasTec services. For example, advanced class turbine installations with the ability of burning both natural gas and hydrogen, industrial components of the carbon capture projects and sustainability projects.

Our industrial revenue in our Clean Energy and Infrastructure segment will be approximately $425 million in 2022, with the majority of the problems in two projects, which were both bid over two years ago. The projects will be completed by year-end, and outside of those projects, the balance of our project mix has performed well. Despite our financial performance, we’ve built a great resume and developed excellent relationships. As we look forward to 2023, we have mitigated our risk on industrial projects by shifting to more cost plus contracts, having already booked over $300 million in cost plus industrial contracts for next year.

One of these projects, a first of its kind, is a lithium battery recycling facility that will take in end of life batteries and battery manufacturing scrap to produce black mass, an intermediate product containing valuable metals such as nickel, cobalt and lithium. The facility will transform that black mass into critical battery-grade materials to be returned back to the lithium ion battery supply chain. This facility will be able to process battery material that is equivalent to approximately 225,000 electric vehicles per year.

While we’d obviously like to perform better out of the gate within the industrial segment, the mostly organic growth we’ve achieved despite the financial losses we’ve endured to-date, have positioned us very well in the market to take advantage of a number of new opportunities.

Going forward, as we think about our CE&I segment, our renewable and civil business, coupled with the expected acquisition of IEA, and the improvements in both projects and contract structures going forward in the industrial market, gives us great confidence in being able to achieve the performance in our Clean Energy and Infrastructure segment that we previously discussed. And hope that our target of $5 billion in revenue for 2023 at mid- to high-single-digit EBITDA margins proves to be conservative in light of the new potential energy legislation.

Moving on to other parts of our business, one of the highlights of the second quarter was our revenue growth in Communications. Communications segment revenue of $822 million was up 30% year-over-year and 24% sequentially. And margins in our Communications segment were up 420 basis points from the first quarter. While we’ve covered all of the communication opportunities at length, it’s great to finally see the impact of the infrastructure growth associated with both 5G and the Rural Digital Opportunity Fund, or RDOF finally start to show up in our financials. Our growth in the quarter was driven by sequential growth of 28% with AT&T, 26% with Comcast, 36% with Verizon, 34% with T-Mobile, and strong increases with the number of RDOF funded customers.

In our Power Delivery segment, revenue was $647 million and our performance was driven by both INTREN and Henkels & McCoy, who exceeded internal expectations that was somewhat offset by legacy MasTec business, which was down about $50 million in revenues in the quarter due to project and material delays impacting our absorption of costs. We expect strong third and fourth quarter performance in the segment with year-over-year improvements in EBITDA despite the inflationary challenges we are experiencing.

In our Oil & Gas segment, margins were better than expected at 18.8% of EBITDA, despite revenues being down from $621 million in the second quarter of 2021 to $341 million this year. Revenue for the year is expected to be down over $1 billion from 2021. But we’re excited to announce that post-quarter end, we signed our largest pipeline contract in over three years, a 300-mile 42-inch pipeline that starts construction in 2023. While activity remains slow for 2022, the level of recent discussions for new projects has considerably increased, and we expect this segment to have considerable opportunities over the next few years.

Also of note for the quarter, backlog at quarter end exceeded $11 billion, a record level, with the sequential increase in every segment except Power Delivery, which was virtually flat, demonstrating strong demand for all of our service offerings. Strategically, as we previously communicated, MasTec is and has been transitioning our business as we focused on growing and diversifying our portfolio.

Our second quarter results continue to reflect the opportunity we have in growing our Communications, Power Delivery, and Clean Energy and Infrastructure segments. I’m extremely proud of how we developed the portfolio of service offerings in these three major sectors that will position MasTec to take advantage of the significant infrastructure spending growth that we expect over the next decade.

First, with the transition to a new carbon neutral economy fueled by green power, massive investments will be required in order to harness the nation’s best wind and solar resources, which are often located in remote locations of the agricultural Midwest and Southwestern Desert. This will include installing thousands of miles of transmission lines necessary to bring green power from these remote regions to population and industrial centers, as well as upgrading last-mile electrical distribution networks for home, office and highway charging stations where very few exist today. Our recent announcement of the intent to acquire IEA is an important step in meeting that objective.

In addition to our power business, the 5G revolution will bring a transformation of the communications ecosystem, requiring the entire network to be upgraded and expanded to meet the ever increasing demand for smart cities, smart homes and factories, the Internet of Things and autonomous vehicles. Not only must new equipment be added to existing cell towers, millions of new small and micro cells must also be built and connected, including fiber and power. All of these new points of presence will require ongoing maintenance and service.

Additionally, we have been involved in the expansion of the clean burning natural gas pipeline network that will help bridge the gap to clean energy. As a leading pipeline construction company, this also positions MasTec to be a major force in the development of thousands of miles of expected carbon capture and sequestration pipelines and facilities and ultimately, hydrogen pipelines.

Our emphasis over the past few years has been to grow capacity organically and make certain acquisitions that best positioned MasTec to address all of these needs. With our portfolio now in place, our focus turns to the deployment and execution of what we believe will be a significant opportunity for steady, sustainable growth over the decades to come.

While George will cover our 2022 expectations in detail, I’d like to reiterate the direction we gave during the IEA acquisition call of our future expectations. Included in the slide deck we provided, we laid out a path for 2023 of revenues of approximately $13 billion with EBITDA of $1.2 billion. One of the things I’m proudest of during my tenure as CEO over the last 15 years has been our consistency and our ability over many years to meet and exceed guidance.

I’m not pleased that we’ve had to adjust our guidance over the last few quarters. And in planning for 2023 and the early outlook we provided, we were cautious to create targets we felt we could achieve with a high degree of confidence. I understand that today these are just words, but we, as an organization, are motivated and excited to show what MasTec can do and achieve.

I’d like to take this opportunity to thank the men and women of MasTec for their performance and hard work. I’m honored and privileged to lead such a great group. The men and women of MasTec are committed to the values of safety, environmental stewardship, integrity, honesty, and in providing our customers a great quality project at the best value. These traits have been recognized by our customers, and it’s because of our people’s great work that we’ve been able to deliver these financial results in a challenging environment and position ourselves for continued growth and success.

I’ll now turn the call over to George for our financial review. George?

George L. Pita

Chief Financial Officer & Executive Vice President, MasTec, Inc.

Thanks, José, and good morning, everyone. Today, I’ll review our second quarter 2022 financial results and provide some additional color on our guidance expectation for the balance of the year. For the sake of clarity, discussion of 2022 guidance will not include any contribution from the recently announced IEA acquisition, which is expected to close late in the fourth quarter. If any effect from the proposed IEA acquisition is assumed in any future expectation discussed in my remarks, that assumption will be clearly indicated.

As Marc indicated at the beginning of the call, our discussion of financial results and guidance will include non-GAAP adjusted earnings and adjusted EBITDA. Reconciliation and details of non-GAAP measures can be found in our press release, SEC filings or on our website.

Second quarter results were generally in line with our guidance expectation communicated during our first quarter earnings with revenue at $2.3 billion and adjusted EBITDA of $179 million. Second quarter revenue grew approximately $300 million, a 17% year-over-year increase, comprised of approximately $600 million in revenue growth in our non-Oil & Gas segments, mainly our Communications, Power Delivery and Clean Energy and Infrastructure or Clean Energy segments. This revenue growth was partially offset by an expected year-over-year decrease in our Oil & Gas segment of approximately $300 million.

Second quarter revenue trends reflect a strategic shift we have made to expand our operations and capacity in areas where end market demand is growing. To put the significance of this shift in perspective, full year 2022, we expect to generate slightly over $8 billion of revenue from our non-Oil & Gas segments, representing almost 90% of our annual $9.2 billion revenue estimate. As a comparison, less than two years ago, our annual 2020 non-Oil & Gas segment revenue was only $4.5 billion.

In summary, we are in the midst of a significant transition in our end markets business mix while also completing integration efforts on 2021 Power Delivery segment acquisitions. This, coupled with inflationary cost pressures, have made this year disappointing from an earnings perspective. That said, we strongly believe that we have well-positioned the company for long-term opportunities in both revenue growth and operating profit expansion.

Now, I will cover some more detail regarding our segment results and expectations. Second quarter

Communications revenue was $822 million, a 30% increase when compared to the same period last year and a 24% sequential increase when compared to the first quarter, reflecting expanded wireless, wireline services as telecommunications partners begin to accelerate their deployment of spectrum and fiber for transformational 5G network enhancement. We expect second half 2022 revenue levels to accelerate from first half levels and approximate $1.7 billion with third quarter revenue approaching $900 million.

Second quarter Communications segment adjusted EBITDA margin rate was 10.4%, a 420 basis point improvement over first quarter levels primarily due to overhead leverage from increased revenue levels coupled with sequentially lower levels of new RDOF wireline market start-up costs. That said, second quarter Communications segment adjusted EBITDA margin rate was still impacted by some new RDOF market start-up costs, as well as inflationary cost pressures on labor, fuel and materials.

We expect second half 2022 adjusted EBITDA margin rate will range between 11.5% to 12% of revenue, this improvement due to additional overhead leverage from higher second half revenue levels and the elimination of new RDOF market start-up costs as operations ramp. Within the second half of 2022, we expect higher adjusted EBITDA margin rate performance in the third quarter based on normal seasonality.

Our annual 2022 Communications segment revenue expectation continues at approximately $3.2 billion, a 25-plus percent annual growth rate with annual 2022 adjusted EBITDA margin rate in the low-to-mid 10% range. We expect the accelerated run rate of second half 2022 performance to continue and accelerate in 2023, giving us significant growth opportunities.

Second quarter Clean Energy segment revenue was $494 million, a 3% increase when compared to the same period last year. Second quarter adjusted EBITDA was a loss of $5 million. As José already discussed, our second quarter Clean Energy segment adjusted EBITDA was negatively impacted by lower overhead absorption due to solar renewable power generation and revenue disruptions, inflationary cost pressures on existing projects, and the impact of two select industrial projects where we incurred project losses as we move towards project close-out.

As we look forward, we expect second half Clean Energy segment revenue levels to accelerate from first half levels and approximate $1.2 billion. Based on expected overhead leverage from higher second half revenue coupled with the non-recurrence of select industrial project inefficiencies and projected fourth quarter close-out benefits similar to last year, we expect second half Clean Energy segment adjusted EBITDA margin rate will improve and approximate 6% to 6.5% with fourth quarter adjusted EBITDA margin rate slightly higher than third quarter levels. This equates to annual 2022 Clean Energy segment revenue expectation of approximately $2.1 billion, a 13-plus percent year-over-year growth rate and adjusted annual EBITDA margin rate approximating 4%.

We believe the Clean Energy segment will benefit from the energy transition megatrend with significant growth in both future revenue and adjusted EBITDA margin rate in 2023 and beyond. This includes the expectation of higher levels of 2023 solar power generation project activity as 2022 activity was disrupted and deferred due to supply chain impacts of the now resolved solar panel anti-circumvention investigation.

For the sake of clarity, comments regarding 2023 segment expectations exclude the impact of the proposed IEA acquisition, which would significantly enhance our capabilities in renewable energy construction and maintenance, including the addition of new union-based renewables platform providing expansion in both new geographies and customers.

As a reminder, during the fourth quarter of 2021, we renamed our Electrical Transmission segment to Power Delivery to better reflect our expanded service offerings and capacities in the utility services market from 2021 acquisitions. These expanded our electrical and gas distribution capabilities. We firmly believe that our expanded geographic operations, customer reach and scale provide a compelling suite of services to support our customers’ needs as they work to support grid hardening and prepare for the grid impacts of the transition to renewable power generation sources.

Regarding our 2021 Power Delivery acquisitions, we have made substantial progress in the integration of acquired operations and expect to complete these activities during 2022.

Second quarter Power Delivery segment revenue was $647 million, and adjusted EBITDA margin rate was 7.5%. Second quarter segment revenue grew approximately $400 million over the same period last year and was essentially flat compared to first quarter 2022 levels.

Within the Power Delivery segment, our electrical and gas distribution services, including the operations of INTREN and Henkels & McCoy performed well, while our legacy transmission operation underperformed our expectation due to project start-up delays (with this activity pushing to the third quarter) and a $5 million project close-out charge.

Looking forward, we expect second half Power Delivery segment revenue will approximate $1.4 billion, with second half adjusted EBITDA margin rate approximating 9.5%. This equates to an annual 2022 segment revenue view approximating $2.6 billion with adjusted EBITDA margin rate in the high-8% to low-9% range.

Second quarter Oil & Gas segment revenue was $341 million, and adjusted EBITDA margin rate was 18.8%. While we expected lower levels of revenue during the quarter, second quarter adjusted EBITDA margin rate exceeded our expectation primarily due to project efficiencies and close-outs during the quarter. As we look forward, we expect second half Oil & Gas segment revenue will approximate $750 million, with adjusted EBITDA margin rate approaching 13%. This equates to an annual 2022 Oil & Gas segment revenue view of approximately $1.3 billion, with adjusted EBITDA margin rate approximating 14%.

While our annual 2022 Oil & Gas segment expectation reflects a significant decline when compared to 2021, as José mentioned, we expect increased levels of revenue and adjusted EBITDA in 2023 as we’re seeing increased demand and bidding activity. This was evidenced by José’s comment where he indicated that during the third quarter, we were awarded the largest natural gas pipeline project we have seen in several years.

Second quarter adjusted corporate segment costs were approximately $21 million, or 90 basis points of consolidated second quarter revenue. Second quarter adjusted corporate segment costs improved from first quarter levels due to lower levels of Henkels’ corporate costs as we worked through the back office integration, coupled with the timing of some settlements and other costs. As we look forward to the second half, we expect adjusted corporate segment costs to approximate 1.1% of consolidated second half revenue.

Turning to our business mix. Based on the strategic diversification of our revenue stream, during the second quarter, no customer represented more than 10% of our total revenue. Second quarter revenue derived from master service agreements reached 54% of our total revenue, a significant increase when compared to a year ago. And this is primarily derived from recurring utility services spend, greatly increasing the repeatable nature of our revenue profile.

As of June 30, 2022, we have record total backlog of approximately $11 billion, sequentially up approximately $360 million and up approximately $1.8 billion when compared to the same period last year. Importantly, this represented record second quarter backlog levels across Communications, Clean Energy, and Power Delivery segments demonstrating the end market revenue shift that is occurring within our operations. That said, as we’ve indicated for years, backlog can be lumpy as large contracts burn off each quarter and new large contract awards only come into backlog at a single point in time as a result of actual contract signings.

Now, I’ll discuss our cash flow, liquidity, working capital usage, and capital investments. During the second quarter, the combination of working capital associated with $300 million in sequential revenue growth, coupled with the acceleration of our 2022 capital expenditures, inventory and material purchases to address supply chain and inflationary concerns, led to a temporary increase in our net debt by approximately $400 million to $2.1 billion.

In summary, we anticipate that annual 2022 cash flow from operations will approximate $550 million and expect year-end 2022 net debt levels will approximate $1.7 billion essentially flat compared to 2021. And this expectation excludes the impact – any impact associated with the potential closing of IEA.

Strong second half cash flows are expected from a combination of improved earnings, cash conversion of front-loaded inventory and material purchases into second half project activity and billing, and lower levels of second half capital expenditures and other strategic investments. Within this expectation, we anticipate a slight reduction in third quarter net debt levels with continued reduction in the fourth quarter based on lower working capital from seasonally lower revenue levels.

On a year-to-date basis, we’ve repurchased 1.1 million MasTec shares at an average price of $72.28 per share with a total cost of $81 million. While we still have $77 million in open share repurchase authorization from our board, given the anticipated year-end 2022 IEA acquisition closing, we do not anticipate additional MasTec share repurchases during the second half of 2022.

With regard to our working capital profile during the second quarter, second quarter DSOs were 88 days compared to 89 days at the end of the first quarter 2022. As we look forward towards the balance of 2022 and work towards acquisition integration, we anticipate by year-end 2022, DSOs will slightly improve to the mid-80s.

As previously mentioned, we accelerated capital expenditure purchases during the first half of 2022, incurring approximately $172 million in net cash CapEx as we secured supply chain constrained equipment. We anticipate that second half net cash CapEx will significantly moderate and approach $50 million for total annual 2022 net cash CapEx expenditure estimate of approximately $220 million.

In summary, our long-term capital structure is solid and we continue to be committed to our investment grade rating. We are mindful that if the IEA acquisition is completed during the fourth quarter, it will impact our near-term post-transaction leverage ratio and we have communicated our plan to normalize our post-transaction leverage profile during 2023 with our credit rating agencies who have maintained our investment grade rating.

Moving to our recently updated 2022 guidance view, we expect annual revenue of approximately $9.2 billion with adjusted EBITDA approximating $750 million and adjusted net income of $235 million, which leads to adjusted diluted earnings of approximately $3.09 per share. For the third quarter, we expect revenue of $2.55 billion with adjusted EBITDA of $245 million, or 9.6% of revenue and adjusted diluted earnings per share of $1.29.

This concludes our prepared remarks. We’ll turn the call back over to the operator for Q&A. Operator?

Operator: Thank you. [Operator Instructions] And we’ll take our first question from Alex Rygiel with B. Riley.

Alex Rygiel Analyst, B. Riley Securities, Inc.	Q

Good morning, gentlemen. Nice quarter.

José Ramón Mas Chief Executive Officer & Director, MasTec, Inc.	A

Good morning, Alex.

Alex Rygiel Analyst, B. Riley Securities, Inc.	Q

A couple of quick questions here. Obviously, the notable significant mix shift here is definitely occurring away from your oil and gas business towards the other businesses. Do you feel like this platform is established now? Have you talked to some of the IEA customers and your customers and how are they responding to MasTec becoming much, much bigger in the clean energy markets?

José Ramón Mas Chief Executive Officer & Director, MasTec, Inc.	A

Sure. So, a couple of things. Look, we laid out a strategy a couple of years ago during the pandemic to really move away from – our oil and gas business was obviously struggling. There was a significant shrinkage in the demand because of the pandemic. So, it forces to really look at our business differently like we’ve spoken about a lot. And I think one of the things that we kind of got to take a step back and acknowledge is just the remarkable change in transition that we’ve seen in MasTec.

George alluded to it in his prepared remarks. Our non-oil and gas business was a $4.5 billion business in 2020. This year it’s going to be above $8 billion. Next year it will be north of $10 billion. So we just – we think we’ve built an incredible business around the opportunities that exists in the marketplace. So, I would say that, at this point, we think we’ve got a great portfolio. We think we’ve built an amazing business with so much upside going forward. I think we’re going to really take the time now to integrate, to execute, to really focus on execution, that’s – not that it hasn’t been our focus, but that’s what we’re fully focused on today.

To your question on IEA, we haven’t – obviously we’re very early on and we’re managing the company as two separate companies today. But I think that just from the customer interaction we’ve had with our own customers has been tremendous, right? I think there is an enormous amount of excitement in the industry. Obviously, shortly after our announcement of IEA, the discussion about the new energy bill, really somewhat caught us all by surprise in a very positive manner. It’s a – it will make a big, big difference to our business. So, we’re really excited about that.

Alex Rygiel
Analyst, B. Riley Securities, Inc.	Q

And then turning over to the Communications segment. Obviously, revenue growth at 30% is fantastic, a strong step higher sequentially and year-over-year. And your margin guidance looks solid as well. It feels like we’ve been kind of waiting for 5G to develop, but yet it seemed like 5G has been here for three or four years. Can you talk to us about where you think we are in the deployment of 5G equipment into the network? And therefore, is this step-up in revenue here, is that sustainable for the long term?

José Ramón Mas Chief Executive Officer & Director, MasTec, Inc.	A

Sure. So, I’d say a couple of things. One, a lot of the work that we’ve seen to-date has still been a lot of the pre-work that we expect to go into the network, right? So, it’s been a lot of the fiber-based work. I still believe while obviously the wireless side of this has picked up substantially, it’s nowhere near to the levels that it’s ultimately going to be. If you look at all of the carriers separately, obviously T-Mobile with its spectrum issues was able to get off to a faster start. I think AT&T and Verizon are really just starting.

So, I do expect a much greater acceleration in revenue growth on the wireless side going into 2023 and throughout 2023. I think on the fiber side, a lot of the growth that you’ve seen in our business has been driven by the wireline side of the business and I also think it’s just getting started.

One of the big differences that I see in the business today versus probably at any other time I’ve been in the business, and this is the business I’ve been in the longest, has been the customers’ realization that they need to do things differently, right, that the labor is not there to meet the demands of their workforce. I think we’re working with our customers really creatively to put ourselves in a position for a lot of long-term success with them. I think our customers are open to it and quite frankly they are concerned about the resources. And it’s a good place for our industry to be and I expect it to significantly increase further from where it’s at.

Alex Rygiel	Q
Analyst, B. Riley Securities, Inc.

Thank you very much.

José Ramón Mas Chief Executive Officer & Director, MasTec, Inc.	A

Thanks, Alex.

Operator: And we’ll take our next question from Neil Mehta with Goldman Sachs.

Neil Mehta	Q
Analyst, Goldman Sachs & Co. LLC

Good morning, team. José, I want to start off on the Mountain Valley pipeline. And one of the moving pieces around the legislation is that it feels like there’s a higher probability of that moving forward. So, can you quantify what the opportunity set is around MVP? And how do you think about that for 2023 from a financial perspective?

José Ramón Mas Chief Executive Officer & Director, MasTec, Inc.	A

Sure, Neil. So, in everything that we’ve kind of laid out to date, we haven’t really included the full constructability of MVP. We currently have a certain amount of revenue that we generate for maintaining the right of way and maintaining the project and the status that it’s at today. We agree with your sentiment. I think there is a much higher likelihood of MVP happening probably faster than we have originally anticipated.

It will obviously have a meaningful impact to our oil and gas business segment if and when it gets built. And in the numbers that we’ve kind of laid out in the charts that we provided during our IEA acquisition call, I don’t think we took into account MVP being built in 2023. With that said, the upside, the completion of that project for us is probably somewhere between $0.5 billion to $1 billion, depending on how the ultimate permits shake out. So, there’s a substantial amount of work left on that project for us. And I think the likelihood of that happening in 2023 increases by the day.

Neil Mehta Analyst, Goldman Sachs & Co. LLC	Q

And just to clarify that, so that’s great color. That’s a $0.5 billion to $1 billion of incremental revenue that you have the potential to recognize if MVP does go through that’s not in the 2023 guidance. And is it fair to think low-teens type of EBITDA margin for that type of work?

José Ramón Mas Chief Executive Officer & Director, MasTec, Inc.	A

So, Neil, for sure, on the low end that would be accurate, right? It’s going to depend somewhat on what the final permitting is and some of the constructive – the means of construction that they will have to use. But I think at the low end of that range it will be additive to what we’re currently seeing from a maintenance perspective.

And I think it’ll be the same margin profile that we deliver on that project over time. You know, that project has not been at the higher end of our margin expectations for the segment, but it’s been in good margins and it obviously, dramatically helps with the absorption costs for the whole segment.

Neil Mehta	Q
Analyst, Goldman Sachs & Co. LLC

Thank you.

José Ramón Mas Chief Executive Officer & Director, MasTec, Inc.	A

Thanks, Neil.

Operator: We’ll take our next question from Marc Bianchi with Cowen.

Marc Bianchi	Q
Analyst, Cowen and Company

Hey, thanks. Sticking with the oil and gas business, you mentioned in prepared remarks about some additional awards post quarter close. How big is that and was that contemplated in the 2023 guide that we got with the IEA announcement?

José Ramón Mas Chief Executive Officer & Director, MasTec, Inc.	A

So Marc, we did talk about it a little bit on the acquisition cost. So, it was contemplated in what we did there. It’s a 300-mile, 42-inch pipeline. We’re not going to, you know, we don’t necessarily give out project values. It’s the largest pipeline we’ve been awarded in over three years. It’s an incredibly exciting project for us. And I think more importantly than that is just the level of activity that exists in that market today.

I mean, it is a completely different market than it was a year ago. It’s a different market than it was six months ago. I think the commodity prices came back. I still think people held off building new capacity. I think today there’s a lot of discussion about lack of capacity, especially in the Southern Shales again. So, I think we’re going to see a significant uptick in that industry, in that market, and I think we’ll be a big beneficiary of it. So, we’re hoping that this is just the start of many projects we’ll get to build over the next few years.

Marc Bianchi	Q
Analyst, Cowen and Company

Okay, great. And then on the clean energy guide for the back half of the year, a significant uplift in margin, which is understandable given the points that you made earlier. But I’m just curious, how much progress you anticipate making on that in the third quarter versus the fourth quarter?

José Ramón Mas Chief Executive Officer & Director, MasTec, Inc.	A

Sure. So, we do expect the fourth quarter to be better from a margin profile than the third quarter because we’ll still be working through some of the issues in the third quarter. So, I do think we’ll see a nice improvement from second quarter to third quarter obviously. I think margins will close to double last year’s levels in the third quarter, and then I think we’ll have the best quarter of the year in the fourth quarter as some of the new work kicks in and some of the pricing scenarios that we’ve talked about start to kick in. So, I’d call it roughly a 5% margin in the third quarter growing to somewhere between 7% and 8% in the fourth quarter.

Marc Bianchi Analyst, Cowen and Company	Q

Great. Thanks so much for that. I’ll turn it back.

José Ramón Mas Chief Executive Officer & Director, MasTec, Inc.	A

Thanks.

Operator: And we’ll take our next question from Noelle Dilts with Stifel.

Noelle C. Dilts	Q
Analyst, Stifel, Nicolaus & Co., Inc.

Hi, thanks, guys. Good morning.

José Ramón Mas Chief Executive Officer & Director, MasTec, Inc.	A

Good morning, Noelle.

Noelle C. Dilts
Analyst, Stifel, Nicolaus & Co., Inc.	Q

So I wanted to in conjunction with the IEA announcement on the call, you talked a lot about some of your contracts are not opening up yet to adjust for cost. So, I was curious, one, if you could talk about if the current environment – the current inflationary environment is, one, changing how you’re structuring some of these newer contracts, and two, if as these contracts open up, you’re able to sort of alter or change some of the language around inflation, just how you’re dealing with basically structuring your longer term MSA contracts. Thanks.

José Ramón Mas Chief Executive Officer & Director, MasTec, Inc.	A

Sure, Noelle. So, I think it’s – maybe taking a step back, right? On many of our contracts, we do have annual escalators that buy right, right? So, it’s not that we don’t get escalations. It’s that we get escalations on the anniversary dates of those contracts. So, what we’ve kind of said is our customers have been unwilling mid-cycle to readjust rates.

But as those anniversary dates come up, we are seeing increases, right, and those increases are working their way through the year. So, between now and the end of the year, there will be a number of contracts and customer relationships where we do get increases across our entire book of business.

We had significant rapid cost escalations in the second quarter, and it just happened that a lot of those annual escalators weren’t up in the second quarter. So, as the third quarter plays out, as the fourth quarter plays out, we will begin to get those escalators.

We got some in the first quarter, right? The problem is in the first quarter, the costs hadn’t escalated to the extent that they did in the second. So, next first quarter, those will be adjusted to reflect some of the pressure that we saw in 2023 – 2022. So, it’s really a rolling exercise. You’re just not able to do it as soon as the costs go up. So there’s a period of time that you’re absorbing higher costs while you’re waiting for some of these annual escalators to take effect.

Are there things in the contract based on these – on some of the rapid cost escalations that we – that we’ve seen that we’re going to try to adjust for in the future? The answer is yes. But I’d also say historically, outside of labor, there haven’t been any singular issues that have dramatically moved on us like we saw this year.

We keep talking about fuel because I think it’s – I think it’s an obvious one that in our daily lives we’re all impacted by. And even if you go back to last year, right? Last year, fuel as a percentage of revenue versus this second quarter fuel as a percentage of revenue, it’s up over 120 basis points. And when you start adding that up to our revenue, it’s a $25 million, $30 million comparison issue from Q2 of 2021 to Q2 of 2022.

We’re going to have a similar issue in the third quarter. We had a similar issue in the fourth quarter. So, just on a pure rate, right on a pure percentage basis, that’s a big swing in less than a year where we historically haven’t seen that. So, it’s not something that has caught our attention historically. I don’t think we’ve done a good enough job of tracking expenses to the detail like we’re probably going to have to do going forward as these prices changes. And all of that will allow us to go into our contract negotiations with just learning and knowing a lot more than we previously did.

Noelle C. Dilts	Q
Analyst, Stifel, Nicolaus & Co., Inc.

Okay. Got it, thanks. And then on power delivery and kind of I guess more broadly just your electric business overall. I just wanted to dig a little bit more into kind of the decline in the core business versus what looks like growth at some of the acquired operations. And then also I think your electric work within Communications was up quite a bit.

So, two questions there. One, when you look at that distribution work within Communications, is that sort of a different set of drivers than what you would characterize as kind of the more utility fueled T&D?

And second, could you sort of talk about like when we look at these – when we look at H&M, and kind of legacy MasTec, are these entities kind of going for different projects or competing or might we see, say, a project that legacy MasTec would have targeted now going to H&M, how do we think about that dynamic?

José Ramón Mas Chief Executive Officer & Director, MasTec, Inc.	A

So, a couple of things on that. First, if you think about legacy MasTec business within what we used to call our Electrical Transmission and Distribution segment, which we now call Power Delivery, it was predominantly a transmission-based business, right? Whether it was big projects or whether it was smaller projects working with utilities, we were much more scaled to transmission there within our, as you’ve mentioned, in our Comm. business, we did have some exposure to the distribution business, which was separate.

So, our issues, from a revenue perspective in the second quarter, are about transmission jobs that have been delayed. And there’s a couple of larger ones that we’re hoping to start here in the third quarter that push out from a second quarter start that were impacted by material delivery. Some of them have been impacted by permitting. So, we’ve seen some impact to that, which we called out, right?

When you look at INTREN and Henkels & McCoy, they’re – first of all, they are heavily skewed to distribution across the country. They also have transmission-related assets, but they’ve really focused within their core markets and their local markets versus MasTec that was more of a traveling business relative to the transmission lines.

So, when we think about the segment, we’ve done a really good job of really integrating pieces, putting pieces together. There’s not a lot of overlap. We don’t have business units that compete against each other for the same projects. We’ve kind of delineated not just geographically, but even from project size and project mix. So I think there’s very clear direction from the different groups as to what their business opportunities are, what their areas of responsibility are, what the geographical areas are.

We’ve shifted some of that for sure, right? Some of that has changed as we’ve looked at trying to make the best of the companies that we bought, I think we’re building a much better platform on a go-forward basis than any of the businesses were individually. So, that’s definitely part of what we’re doing, but I think there’s very clear delineation. And as we keep performing and laying out our results, I think we’ll lay it out in that fashion, right, because I do think it’s important to understand the different components of our business as we go forward and what’s working and what’s doing better than not.

Noelle C. Dilts	Q
Analyst, Stifel, Nicolaus & Co., Inc.

Thank you.

Operator: We’ll take our next question from Jamie Cook with Credit Suisse.

Jamie Cook	Q
Analyst, Credit Suisse Securities (USA) LLC

Hi. Good morning. I guess two questions. First, understanding the working capital in the second quarter to fund growth, but just can you help us with, I mean, there is a big ramp to get to your cash flow guide. So, how we think about third quarter versus fourth quarter and what’s driving that. And then, follow-up with Henkels and IEA, sort of how does that change the cash flow conversion, of the company, on a go-forward basis.

And then my second question, Jose. You know, one of the questions I’m getting a lot from investors is, obviously, MasTec, has a lot of great organic growth opportunities ahead, coupled with pretty big deals which historically, haven’t really done two big deals, so close together. So, what are you doing to sort of mitigate risk associated with integrating two big acquisitions with the organic growth opportunities you see ahead? Thanks.

José Ramón Mas	A
Chief Executive Officer & Director, MasTec, Inc.

So, I’ll answer the second part first and then I’ll let George cover cash flow. You know, we talked a little bit about this on our previous call. I think, one of the things that gave us a lot of confidence in our ability to really go after IEA was the success that we are having with both INTREN and Henkels. And I think one of the things that we’ve obviously built the business over a long period of time buying smaller companies, doing different type of M&A that we’re doing today.

But one of the realizations out of those deals were a little larger for us, were the synergy opportunities. Not just from a cost perspective, more importantly from a, revenue and customer perspective. And the response that we saw from customers of us building scale and being able to provide a lot more services to them, and the growth opportunities we saw from those customers because of that, really opened our eyes to what we could do at larger scale.

So, I think, much of what we’re trying to do with INTREN and Henkels is by the end of this year, we think we’re going to have made so much progress that is really going to give us the time necessary to really focus on IEA and integrating that correctly. So, part of the reason that we did what we did was – quite frankly the success and findings that we had in the previous acquisitions that made us excited about IEA.

Again, I’ve said for a long time I think in this business, scales matters. Our customers are looking for partners that can help them reduce costs, meet their schedules or even expedite their schedules. And I think the things that we’ve done have really positioned us differently than we’ve ever been positioned in the marketplace before.

So, I’ll let George cover the cash flow question.

George L. Pita	A
Chief Financial Officer & Executive Vice President, MasTec, Inc.

Hey, Jamie. In terms of look, in terms of our cash flow for second quarter, obviously we had a negative cash flow from ops. We talked about the sequential revenue increase. But I think also what’s important to note of the comments that we’ve made regarding what we’ve done in terms of inventory, deposits on materials and materials, right? And that’s been a drag during the quarter – that was a drag during the quarter on our working capital for sure.

So, when we look at the second half of the year, combination of improved earnings, that turning – turning that drag of front loaded, if you will, inventory materials and converting that into building material – into building activity will generate more cash flow for the back half of the year. So, our view would be that the second half of the year, we should be slightly better than last year’s second half in each quarter, right? And third quarter, we’ll start seeing some of that. So, we should have a good cash flow from a third quarter perspective.

And in part, that will be driven by the fact that we’re starting to convert some of the materials and inventory, which is probably close to about $100 million when all said and done that we’ve invested in here in the first half of this year that will start converting into productivity and billing.

We’re very comfortable with the view that we have – that we laid out for the year. And another – when you talk about net debt outside of the working capital profile, which from our perspective in the first half of the year has been about steady and stayed in that high $80 million range. We expect that to get a little bit better in the second half as we move through a couple of things.

But between the combination of the things I just talked about on working capital receivables and inventory and then couple that with lower levels of CapEx because we – when you look at our CapEx, we frontloaded. We’ve doubled our net cash CapEx spend in the first half of 2022 at about $170 million. I think we are close to $90 million last year. So, we significantly frontloaded our CapEx. All those factors come together and put us back to what – where we should be, which is a debt level at the end of the year is about the same as where we started and we’re very comfortable with that view.

Jamie Cook	Q
Analyst, Credit Suisse Securities (USA) LLC

Thank you.

José Ramón Mas	A
Chief Executive Officer & Director, MasTec, Inc.

Thanks, Jamie.

Operator: And we’ll take our next question from Andy Kaplowitz with Citigroup.

Andrew Kaplowitz	Q
Analyst, Citigroup Global Markets, Inc.

Good morning, everyone.

José Ramón Mas	A
Chief Executive Officer & Director, MasTec, Inc.

Good morning, Andy.

Andrew Kaplowitz	Q
Analyst, Citigroup Global Markets, Inc.

José, so how do you think about normalized margin and Communication going forward? We know what you’ve guided to for the second half of the year and what’s embedded in 2023. But Communication margins, as you know, have been kind of stuck in the 10% to 11% range for quite a while now and you’ve got Henkels in there. You’re obviously hiring a ton of people. So, maybe give us a little more color on how you’re thinking about normalized margins in that segment and ultimate margin potential.

José Ramón Mas	A
Chief Executive Officer & Director, MasTec, Inc.

Sure. I think it’s really important to focus on the growth that we’ve had, right, 30% year-over-year growth, 24% sequential growth. The reason I say it is, it’s expensive, right? A lot of our growth is in new markets, offices that were open, people that we’re hiring. You don’t get the same level of productivity. So, our margins are not where they should be or where we think they can be.

We’ve talked about a margin profile going into 2023 in the 11% to 12% range, which is an improvement over 2022. We think that really starts to demonstrate itself as these offices have a little bit of time under their belt. As a lot of the new hires begin to become more active, you see it in margin. But the truth is that even at that level, we expect further growth in 2023, which also impacts margins.

So, I still don’t – our long term range on the margin profile, I think we’ve laid out 12% to 13% for a long time hasn’t changed from what we think is achievable in Communications. But it’s going to take an environment where we don’t have significant growth, where it’s a little bit more stable and we’re able to really enjoy the fruits of what we build to get there.

And I think we’re going to get there. But I think until we stabilize a little bit from a growth perspective, we’re going to continually see margin improvement, right? So, margins should be better. They will be better in 2023 but I don’t think we get to optimal levels probably until 2024.

Andrew Kaplowitz	Q
Analyst, Citigroup Global Markets, Inc.

That’s helpful, José. And then you mentioned that your problem projects will be done within your industrial business in Clean Energy by the end of the year. But as you know, you’ve had some slip-ups over a long period of time in that Clean Energy business. So, how do you do things differently moving forward in terms of bidding or selectivity of projects? I know you talked about cost reimbursable, that’s why you’re shifting. But why would you take fixed freight projects going forward in that industrial business? What would be the conditions that you’d do so?

José Ramón Mas	A
Chief Executive Officer & Director, MasTec, Inc.

Well, first of all, we had to break into the business. I think if you look at MasTec’s history and you look at our acquisition of Wanzek, I don’t know, 12 years ago, whatever it was, they were always in the industrial business. So, it was a smaller component for them. We made the decision over the last few years with what was happening in the marketplace, that it was an interesting market to really step into. We’ve made some really significant new hires around that, and I think we’re really happy with the business we’ve built, right.

Unfortunately, we’ve learned this lesson far too many times. You get into a business, you end up having to learn through a couple of bad projects and spending some money to really build a platform. But I actually think that we’ve achieved that, right.

So, the reason we’re getting cost plus work isn’t because customers want to de-risk the business for us. It’s because we’ve proven that we can do something and we have the ability to meet their needs that they are willing to pay us cost plus to do. We would never have been able to do that without making the investment in that business to get there.

So, I think for us to break into the business we had to take some of that risk. Unfortunately, we thought, we could better mitigate them. It is what it is. But it’s put us in a position to build a, quite frankly, less risky business on a go-forward basis. I think there’s certain projects that we’re really comfortable with that we think we fully understand, that we think you – the risk profile is very different where we would still be comfortable doing fixed price.

When you get into projects that are a little bit newer, like the project that we described, they’d probably have more risk from both the customer perspective and ours, then I think you’re going to see us really work on cost reimbursable on those. It’s good that we’re in the position to be able to do that. It’s part of our business. It’s not – it’s a growing piece.

I mean, our industrial businesses will actually be up about almost double this year from where it was last year, albeit those – we still have the problem projects, but outside of those, the projects have performed well. So we like where it’s going. And again, when we look at our renewable and civil business, we think both of those have performed really well. That’s where a lot of the growth is going to be going forward. So it’s a nice piece.

One of the things that I think is important to kind of focus on is, we’re looking at these relationships and we’re looking at what our customers need. And the reality is that, so much of what we’re doing is cross-selling within the same customers. If you think about whether its utilities or developers that are building power generation, a lot of them are doing renewables, but every one of them is focused in other areas as well. It could be gas. It could be hydrogen. It could be carbon capture.

But every one of these customers has generation needs or building transmission lines or building substations to the extent as utilities are building distribution. So, the amount of cross-pollination we get with the same customer is extremely high. And when you have those relationships, and you deepen those relationships, projects tend to go better and you get to work through your problems with people a lot easier. And I think that’s where we’re getting to and that’s what we’re building and we’re pretty excited about that.

Andrew Kaplowitz	Q
Analyst, Citigroup Global Markets, Inc.

Appreciate the color, José.

José Ramón Mas	A
Chief Executive Officer & Director, MasTec, Inc.

Thanks, Andy.

Operator: We’ll go to our next question from Steven Fisher with UBS.

Steven Fisher	Q
Analyst, UBS Securities LLC

Thanks. Good morning. Just to round out that discussion on the industrial, you mentioned the $425 million of revenues in 2022 and the $300 million of cost plus awards. Do you have a preliminary sense of what the industrial revenues could look like in 2023? And how much of that do you think could be cost reimbursable?

José Ramón Mas	A
Chief Executive Officer & Director, MasTec, Inc.

So we’ll probably do somewhere around $500 million I’d call it today with $300 million of that being cost plus.

Steven Fisher	Q
Analyst, UBS Securities LLC

Okay. And the balance of the – that will be fixed price is with either existing customers, like you said, deeper relationships, like just why you think those – the remaining fixed price will be more confident.

José Ramón Mas	A
Chief Executive Officer & Director, MasTec, Inc.

Well, I can tell you that at least probably north of $100 million of that are projects that we’re currently working on that will flow through into 2023. So I think we’ve got a really good feel for the finances of those projects as we’ve been working on them. So some of that is just bleed through from 2022 into 2023. And look, we actually have a lot of that in backlog already, right. So the question is going to be, what does the business look like for 2024, quite frankly? And what do we start working on in 2023 that’s going to play into 2024, which will probably some of it starts in 2023.

Some of the work that we’re doing today is going to lead on to additional projects. So to the extent that we’ve successfully built projects for one customer and they’ve got multiple projects behind it, if we’re comfortable with them, we’ll focus on fixed price. For those that we think there’s more risk, we’re going to push to cost plus. But I think a lot of it is just going to drive from the existing customer relationships that we’ve built and the opportunities that they’re going to have for us in the future.

Steven Fisher	Q
Analyst, UBS Securities LLC

Okay. If I could just ask you quickly on Communications. How have you factored in any other material delays or absorption issues in the second half of the year within your improving margin framework and expectations? Thank you.

José Ramón Mas	A
Chief Executive Officer & Director, MasTec, Inc.

Yeah, Steve, the biggest – we’re not really concerned about that because there is just so much work, right. So, the reality is that, as we think about the second half of the year, it’s more – it’s really all about labor, if there’s a job that’s missing materials or there’s five jobs behind it that need to get built, there’s a significant demand for the services that we offer in that business today. And really the entire focus of our team, especially in the last quarter, last probably the first half this year was really focusing on getting the scale to be able to meet the demand that’s out there.

As an industry, demand is much higher than the supply of labor at this point. And I think it’s something that we’re trying to figure out how to best serve and best take advantage of. So, we’re not worried about individual projects being delayed because there’s more than enough work behind that in case there is a project that is ultimately delayed.

Steven Fisher	Q
Analyst, UBS Securities LLC

Thank you.

José Ramón Mas	A
Chief Executive Officer & Director, MasTec, Inc.

Thanks, Steve.

Operator: We’ll take our next question from Justin Hauke with Robert W. Baird.

Justin P. Hauke	Q
Analyst, Robert W. Baird & Co., Inc.

Yeah. Good morning, guys. So, most of my questions have been answered here. I guess, I had one question still to circle back on the cash flow. And just – so, George, I appreciate all the comments about why second half should look better with the CapEx being weighted to the first half and some of the AR receivable issues. But are there any – I guess what we really want to ask is, there’s been a big uptick in like your unbilled AR and your retainage balances and also just the unapproved change orders. And so, I’m curious, is there anything that’s like milestone-driven that could push out to 2023 from some of these contract disputes that we challenge the cash flow? Or is it really just kind of mechanically AR collections to get there?

George L. Pita	A
Chief Financial Officer & Executive Vice President, MasTec, Inc.

Hey, Justin. This is George. No, there’s nothing structural or of a major change regarding the components of unbilled and retainage, et cetera. I would characterize all the activity including UCOs as really ordinary course, and in process of moving forward. Clearly, we had a pretty sizeable growth here in the second quarter. So, in some cases you hit some milestones but we expect those milestones to happen during the second half of the year. And within a picture where we ended up having DSOs for the quarter were 88. I think we’ll be in the mid- 80s. So, it will be a little bit of an improvement here as we close out the year, but not a meaningful change.

That picture altogether leads to the cash flow that we’re talking about. Certainly, we’ll have more in the fourth quarter because our revenue levels will dissipate some. So, we’ll see improved cash flow in the third and the fourth. Second quarter, the cash flow from op side is not just the receivables or the unbilled. It’s also the investments we’ve made on materials and inventory that are also dragging down the cash flow from ops. And again, those are expected to convert into cash here as we move through the balance of the 2022.

Justin P. Hauke	Q
Analyst, Robert W. Baird & Co., Inc.

Okay. And I guess my next one. To the extent, you can comment on it. Because it hasn’t closed, but since you guys have – there’s a cash component of the IEA acquisition [ph] were we leverage it (1:04:43). I’m just curious if you have any thoughts about what the interest expense might look like next year or the rate given that the leverage is just a little bit higher than it normally is, and where rates have gone. Just any commentary on that to kind of think about it?

José Ramón Mas	A
Chief Executive Officer & Director, MasTec, Inc.

Well, we talked – we obviously talked about during the IEA call that it hasn’t really changed, right. We expect that our standalone debt to be in that $1.7 billion range. Then we would add in the acquisition financing, which we’re in the midst of discussing – in the midst of determining what we’re going to do. So, I’m not going to make public comments about how that would play out.

But I would – certainly, as you look at next year, on a pro-forma basis, as we start the year, we would have a higher level of debt. We would expect that we would deleverage during the year pretty sizably and get down to low to mid 2s by the end of the year in terms of a leverage profile. And interest accordingly, obviously, these are higher these days. But somewhere in that mid single-digit range, 4% to 5%, if you want to model out an interest expense guess, I’d say 5%, certainly is safe to add in as far as incremental costs associated with the financing of IEA.

And that’s the way I would look at it. From here to us to guesstimate what the additional short-term rates are going to be, it’s hard to do. But obviously, we’ve all seen that that has been moving northward so far this year. And that’s certainly increasing the level of interest costs from a total company basis because rates are moving up.

Justin P. Hauke	Q
Analyst, Robert W. Baird & Co., Inc.

That’s helpful. I appreciate that. Thank you. Thank you, guys.

José Ramón Mas	A
Chief Executive Officer & Director, MasTec, Inc.

Thanks, Justin.

Operator: We’ll take our next question from Brent Thielman with D.A. Davidson.

Brent Thielman	Q
Analyst, D.A. Davidson & Co.

Hey. Thanks. Good morning. I just had one left. And I was wondering – and sorry if I missed this, but the solar guidance, I think, sort of was adjusted last quarter. I’m wondering if you think you’ll claw that back now that the tariffs have been sort of pushed to the [ph] right (1:06:48).

José Ramón Mas	A
Chief Executive Officer & Director, MasTec, Inc.

Yeah, not in 2022. So, our real expectation hasn’t changed for 2022. If you look at our renewable business, which we expected to be up pretty sizably in 2022 versus 2021, is actually down because of some of the solar projects that are getting pushed out into 2023. The good thing is they’re pushed out, so we know that those projects are going to go. There’ll probably be some activity late in the year, but we haven’t really changed our view as to what that could be as of today.

Brent Thielman
Analyst, D.A. Davidson & Co.	Q

Okay. Great. Thanks, guys. Best of luck.

José Ramón Mas
Chief Executive Officer & Director, MasTec, Inc.	A

Thanks.

Operator: And we’ll take our last question from Sean Eastman with KeyBanc Capital Markets.

Sean D. Eastman	Q
Analyst, KeyBanc Capital Markets, Inc.

Hi, guys. Thanks for squeezing me in. I know we’re running long here, but I appreciate it. High level one for me. If we look at the big acquisitions announced over the past couple quarters, H&M, INTREN, now IEA. How would you frame the operational leadership that will be retained there, and how that factors into your decision making around these deals? And perhaps, just in light of all the growth avenues in front of you guys, how would you frame sort of the operational leadership, strategic hires that you’ve added to really capture this opportunity?

José Ramón Mas	A
Chief Executive Officer & Director, MasTec, Inc.

Sean, it’s a great question. And when we think about our business, at the end of the day, regardless of all the financial metrics we’ve talked about today and the opportunities that exist, at the end of the day, our business is all about people. And this is an environment where attracting talent, keeping talent is incredibly challenging. So when you look at – when we think about the transition of MasTec and quite frankly, the transformation of MasTec over the last couple of years, as much as it is about revenues and earnings, it’s about the people that you bring onto the team and the responsibility and ability that they have to continue to help grow the business.

So I think when starting with INTREN, working its way through Henkels, the people that we were able to pick up in those acquisitions, the people that had been there 20, 30, 40 years within those organizations, they’ve added a tremendous amount of capacity, knowledge, commitment to MasTec. When we think about IEA, we think it’s going to be the same thing.

We always have said that our acquisitions aren’t about people synergies. They’re not about walking in the door and trying to cut costs. People are the most valuable asset in this business when you look at the growth opportunities that exist out there. Our challenge, our mission is how do we use the people that we pick up and the efficiencies that we’re going to gain by scale to ultimately use those excess people to continue to grow the business, right.

So, how do we take advantage of the growth by being able to do more with the joint combination of the people, and that’s what it’s all about. So, I think when we look at INTREN and Henkels and our ability to retain the talent that we acquired, the same holds true of IEA.

We’re super excited about the 6,000 or so people that we’re going to add into the MasTec family. Again, we’re hopeful that we can challenge them and push them along their career and allow them to have hopefully a place where they can retire from and make whatever’s left of their career, whether they’re starting or whether towards the tail end, really valuable. And that’s why we do these deals, right. It’s not necessarily about a customer or a relationship. It’s about the people that come with it.

And in all three instances, whether it’s INTREN, whether it’s Henkels & McCoy or now IEA, we’ve been incredibly impressed with the level of talent and the level of people and the loyalty that the people have had to those businesses, which is what makes us really excited about those acquisitions. So, quite frankly, it’s the most important part of these deals and it’s probably what I’m most excited about, and the ones that we’ve done and honestly in IEA joining the MasTec team.

Sean D. Eastman	Q
Analyst, KeyBanc Capital Markets, Inc.

Very insightful, José. Since Steve asked three questions, I’m going to leave it there.

José Ramón Mas
Chief Executive Officer & Director, MasTec, Inc.	A

Thanks, Sean.

Operator: That concludes today’s question-and-answer session. I’ll turn it back for any additional or closing remarks.

José Ramón Mas
Chief Executive Officer & Director, MasTec, Inc.

So just want to thank everybody for joining us today and we look forward to updating you on our third quarter call in a couple of months. Thank you for joining us.

Operator: This concludes today’s call. Thank you for your participation. You may now disconnect.